NextPlay Technologies, Inc.

1560 Sawgrass Corporate Parkway, Suite 130

Sunrise, Florida 33323

April 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NextPlay Technologies, Inc. Request for Withdrawal of Registration Statement on Form S-3 Filed on May 13, 2021 File No. 333-256060

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), NextPlay Technologies, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-3 (File No. 333-256060), together with all exhibits and amendments thereto, as initially filed with the Commission on May 13, 2021 (collectively, “Registration Statement”), effective immediately or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it opted not to pursue the offering contemplated thereby. The Company confirms that the Registration Statement has not been declared effective and that no securities have been sold pursuant to the Registration.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned at 1560 Sawgrass Corporate Parkway, Suite 130, Sunrise, Florida 33323, with a copy to Christopher L. Tinen of Procopio, Cory, Hargreaves & Savitch LLP via email at Christopher.Tinen@procopio.com or via facsimile at (619) 744-5459.

Additionally, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use by the Company.

Should you have any questions regarding this request for withdrawal, or if you require any additional information, please contact Christopher L. Tinen of Procopio, Cory, Hargreaves & Savitch LLP by telephone at (858) 720-6320.

Very truly yours,

/s/ Nithinan Boonyawattanapisut Name: Nithinan Boonyawattanapisut Title: Co-Chief Executive Officer